

October 16, 2012

Via Secure Email
Mr. Donald G. Basile
Chief Executive Officer
Violin Memory, Inc.
685 Clyde Ave.
Mountain View, CA 94043

> **Re: Violin Memory, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted September 18, 2012**
> **CIK No. 1407190**

Dear Mr. Basile:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   We note you will submit a confidential treatment request for Exhibits 10.7, 10.8, and 10.9. We will need to process this prospective request before declaring the registration statement effective.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.   Please provide us copies of any graphics that you intend to provide in your prospectus, other than those on pages 68 and 70.

Prospectus Cover Page

5.   Please revise to clarify here and on page 113 the number of shares of common stock that are subject to the over-allotment option for your underwriters. Your current disclosure does not provide blank spaces that indicate that you will provide this disclosure on a pre-effective basis.

Prospectus Summary, page 1

6.   Please revise to provide the basis for your belief that your products provide "low latency and sustainable performance with enterprise-class reliability, availability and serviceability," as described on page 1, or that other vendors' flash-based solutions have been unable to address performance bottlenecks in the data center, as disclosed on page 2.

Risk Factors

General

7.   Please advise whether a risk factor is appropriate that describes your relationship with Toshiba as a principal stockholder and the related party agreements described on page 97. Further, please consider whether Toshiba's financial investment in you, the supply agreement with a minimum purchase requirement, and the put and call agreements should be disclosed in your prospectus summary.

We expect large and concentrated purchases by a limited number of customers…, page 9

8.   Please revise this risk factor to disclose that sales to Hewlett-Packard represented 65% of your revenue in fiscal year 2012.

We are an emerging growth company and may elect to comply with reduced public company reporting requirements …, page 26

9.   On page 26, you indicate that you are still considering whether to elect to avail yourself of exemption that allows emerging companies to delay compliance with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. On page 63, you, however, disclose that you will opt out of the extended transition period for complying with new or revised accounting standards. Please revise your disclosures on both pages 26 and 63 to clarify, if true, that you elect to opt out of the exemption afforded under Section 107(b) and that such an election is irrevocable.

Insiders have substantial control over us and will be able to influence corporate matters, page 32

10.   Please revise this risk factor to also clarify that two of your principal stockholders, entities affiliated with Toshiba and Rationalwave, also have a substantial amount of beneficial ownership consisting of 19.9% of your total shares outstanding.

Industry Data, page 34

11.   Please provide us supplemental copies of the reports or other source documentation that you cite on page 34 from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Similarly, please provide copies of the Enterprise Strategy Group reports that support your performance statistics on page 69 for your products**.**

12.   Please advise us whether you commissioned any of the reports cited in your prospectus, other than the one provided by the Enterprise Strategy Group report. Please file a consent as an exhibit by Enterprise Strategy Group or any other such entity pursuant to Section (a) and Rule 436 of the Securities Act.

Use of Proceeds, page 35

13.   To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. We note on pages 4, 52 and 71 you describe your growth plans, but do not indicate if they will be funded via offering proceeds.

14.   If you do not provide any current or specific plans for offering proceeds, or a significant portion thereof, please revise to discuss the principal reasons for the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 42

15.   On page 42, you indicate that you have recently entered into many of your relationships
       with your system vendors and technology partners, but have not derived significant
       revenue from these relationships. Please revise to reconcile disclosure with your
       statements on page 76 that your derived 65% of your revenue in fiscal year 2012 from a
       single large system vendor, Hewlett-Packard. It is unclear whether you are referencing
       new relationships on page 42, as opposed to system vendors and technology partners in
       general.

16.   Please revise to clarify how increasing your revenues substantially will result in
       profitability, as disclosed on pages 43 and 44. We note that as your sales have increased,
       that your net losses have increased as well. If, for example, you believe that you will
       achieve economies of scale, please identify the categories of expenses that will likely
       grow at a slower rate than your revenue growth rate.

17.   We note that on page 42, you indicate that you introduced your 3000 Series Flash
       Memory Array in May 2010 and your 6000 Series Flash Memory Array in September
       2011. Please revise to add a discussion of the anticipated lifecycle for these products and
       their potential impact on your financial condition and results of operation.

Results of Operations, page 46

18.   We note that period to period changes to your revenues and cost of revenues were greatly
       affected by sales price and/or sales volume. Please consider revising your disclosure to
       provide a quantitative or qualitative discussion of your the sales volumes of your
       products to provide context for your results of operations disclosure. Also, please revise
       to explain why there are higher manufacturing costs associated with your 6000 Series
       Flash Memory product.

Comparison of the First Half of Fiscal 2012 and Fiscal 2013

Revenues, page 47

19.   Please tell us what consideration was given to disclosing the amount of the revenue
       increase attributed to sales to new customers versus sales to existing customers.
       Additionally, please tell us how you considered providing additional insight into your
       revenue by disclosing revenue by distribution channel. Please refer to Section III.B of
       SEC Release 33-8350. This comment also applies to your discussion of full year revenue
       on page 49.

Liquidity and Capital Resources

Future Capital Requirements, page 52

20.   We note from your disclosures that you believe your cash and cash equivalents, together with the proceeds from this offering, will be sufficient to meet your working capital and capital expenditure requirements for at least the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Critical Accounting Policies and Estimates

Stock-Based Compensation

Stock-Based Compensation Expense, page 56

21.   When determined, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

22.   Please consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

23.   Please describe for us and revise your disclosures to better explain your use of the "prior sales method" and explain how this method was used to determine your enterprise value. Please tell us whether the prior sales were arm's-length transactions with unrelated parties. Also, please tell us whether you considered all secondary sales of your common stock. If certain transactions were ignored please explain your basis for ignoring them. Also, explain how you considered the convertible preferred stock sales. In this regard, we note that the preferred stock and common stock have different rights of ownership.

24.   Please revise your disclosures to describe the comparable company method and its related assumptions. In this regard, please revise to disclose the market multiples used at each valuation period.

25. Please address the following with respect to the group of comparable public companies used in your various analyses:

    - Confirm that the same set of comparable publicly-traded companies is used in all of your various valuation estimates and update your disclosure accordingly. For example, we note your disclosure on page 57 that your expected volatility for stock-based awards is derived from the historical volatility of a group of companies you consider to be peers;

    - Revise to disclose the basis for the selection of the set of comparable publicly-traded companies, what makes them comparable and any limitations or uncertainties over that comparability; and

    - Describe any changes to the set of comparable publicly-traded companies and explain the reasons for such changes.

26. We note your disclosure on page 58 that a discount for lack of marketability was applied. Please tell us whether this discount was applied to both the prior sales method and the comparable company method. If the discount was applied to the prior sales method, please explain your basis for doing so. In this regard, we note that it would appear that this discount would already be considered in the price paid for the shares.

27. Please revise to disclose the specific factors that contributed to the increase in your underlying common stock between the 2011 grants and the 2012 grants. Your disclosures should clarify the extent to which the increase is attributable to an increase in the price of comparable securities (i.e. the "prior sales method"), significant intervening events within the company or changes in other assumptions or valuation methodologies. Please ensure that these disclosures are updated for any grants subsequent to the June 2012 grant.

28. For any share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Please continue to update your disclosures for all equity related transactions subsequent to this request through the effective date of the registration statement.

29. When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

30.   Please continue to provide us with updates to the requested information and provide
        updated disclosure for all equity related transactions subsequent to this request through
        the effective date of the registration statement.

Business

Overview, page 64

31.   On pages 64 and 72, you indicate that you believe that your "strategic relationship" with
        Toshiba provides you a competitive advantage, as your frequent interactions with
        Toshiba's engineering teams provides you "deep insights into Toshiba's product
        development roadmap for flash memory." Please revise to expand how your relationship
        with Toshiba constitutes a strategic relationship beyond being a non-exclusive supplier of
        your flash memory and whether your access to information from Toshiba or interactions
        with their engineering teams differs from other Toshiba customers or your competitors.

32.   Please revise to provide the dollar amount of backlog orders believed to be firm, as of a
        recent date and as of a comparable date in the preceding fiscal year, together with an
        indication of the portion thereof not reasonably expected to be filled within the current
        fiscal year, and seasonal or other material aspects of the backlog. See Item
        101(c)(1)(viii) of Regulation S-K.

Case Studies, page 70

33.   Please revise to clarify whether your case studies are representative of your operations
        and your typical engagements. Please also clarify the dates when you provided the
        products and services to your end users.

Customer Support, page 75

34.   Please revise to describe your authorized service providers that provide customer support
        in more detail, including whether they are also resellers or system vendors. Also, please
        clarify whether you provide a significant amount of customer service support directly to
        your end-customers. On page 42, you appear to indicate customer service support is
        provided by authorized service providers.

35.   Please advise us whether your 5-year agreement with IBM, as your hardware
        maintenance provider is a material contract that is required to be filed as an exhibit under
        Item 601(b)(10) of Regulation S-K.

Sales and Marketing, page 76

36.   We note your disclosure on page 54 that you have entered into a 10 year, $40 million agreement with Forty Niners SC Stadium Company LLC for "advertising and related benefits" from 2014 through 2023. Please revise to clarify what types of advertising and related benefits this agreement relates to and how it fits within your overall marketing strategy. On page 76, you only briefly mention advertising as part of your sales and marketing efforts, but it appears that you are committed to a substantial amount of advertising related to a sponsorship arrangement.

37.   Please revise to clarify whether your direct sales team provides a significant amount of sales directly to end customers without the use of resellers or system vendors.

Customers, page 76

38.   In fiscal year 2012, we note that 65% of your revenues were accounted by sales to Hewlett-Packard, a large systems vendor. Please revise to clarify the nature of these sales and whether they are expected to reoccur in fiscal year 2013, or if they were related to a specific order for an end customer. We note that Hewlett-Packard is not listed as a 10% or greater customer for the six months ended July 31, 2012, as disclosed on page F-9. Also, please advise us whether any sales or distribution agreements with Hewlett-Packard are material and should be filed as an exhibit under Item 601(b)(10) of Regulation S-K.

Manufacturing, page 77

39.   We note that you purchase your supplies and products on a purchase order basis. Please clarify whether there are any master agreements pursuant to which purchase orders are placed. If so, please advise us whether any such agreements with Flextronics, your single contract manufacturer, or with any of your single-source suppliers should be filed as exhibits under Item 601(b)(10) of Regulation S-K.

Compensation Committee Interlocks and Insider Participation, page 84

40.   Please revise to provide the disclosure required by Item 407(e)(4)(i)(C) of Regulation S-K or provide a cross-reference to the relevant transactions on pages 96 through 98.

Employment Arrangements, page 86

41.   Please advise us whether Messrs. Donald Brasile or Kevin J. Rowett had an employment agreement in place for the fiscal year 2012. We note that Mr. Brasile's employment agreement filed as Exhibit 10.5 commenced in fiscal year 2013 and does not cover the period in your summary compensation table. Also, please revise to clarify how your board adjusted Mr. Rowett's letter agreement for the fiscal years 2012 and 2013, if applicable.

Certain Relationships and Related Party Transactions, page 96

42.   Please revise to disclose the percentage of your beneficial ownership interest in RiverMeadow Investments.

43.   Please describe the consulting services that were provided by Catalyst Consulting that terminated in September 2012.

Principal and Selling Stockholders, page 100

44.   Please explain the relevance of Mr. Rosenblatt disclaiming beneficial ownership except to the extent of his pecuniary interest in the Rationalwave entities.

Description of Capital Stock, page 102

45.   Please clarify whether all of your convertible preferred stock will be converted to common stock upon effectiveness or the close of your offering. Otherwise, please revise to briefly describe the rights and privileges of each of your classes of preferred stock, including voting rights, the exercise price and conversion ratio.

Where You Can Find Additional Information, page 120

46.   Please remove the disclaimer on page 120 that each statement is "qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement," and clarify whether your descriptions of these exhibits are materially complete within your prospectus.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Inventory, page F-11

47.   We note that the manufacturing of your products is outsourced to a single supplier, Flextronics. Please tell us whether Flextronics was in the process of manufacturing your products as of any of the balance sheet dates presented in the filing and if so, how you considered separately disclosing work-in-progress inventory as of those dates. Please refer to Rule 5-02(6)(a)(3) of Regulation S-X.

48.   We note that you record inventory reserves for inventory valuation purposes. Please tell us what consideration was given to the guidance in ASC 330-10-35-14 and SAB Topic 5BB, which indicates that inventory write-downs establish a new cost basis. Please clarify how your accounting method establishes a new cost basis for your inventory and why you believe the use of reserves is appropriate.

Note 5. Stockholders' Equity (Deficit)

Convertible Preferred Stock, page F-16

49.   We note from disclosure on page F-19 that when determining the fair value of your common stock, you consider sales of redeemable convertible preferred stock. Please clarify whether your convertible preferred stock contains redemption provisions and if so, please revise disclosures to describe the redemption provisions and tell us how you considered the redemption provisions in accounting for the preferred stock and classifying the preferred stock within stockholder's equity. Alternatively, if the preferred stock does not contain redemption provisions, please revise disclosure on page F-19 accordingly.

Note 7. Income Taxes, page F-22

50.   Please tell us what consideration you gave to Rule 4-08(h)(1) of Regulation S-X which requires you to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign. In this regard, we note from disclosures elsewhere in the filing that a portion of your revenues are derived from sources outside of the United States, you have several foreign subsidiaries and you are subject to taxation in certain foreign jurisdictions.

Note 9. Related-Party Transactions

Toshiba, page F-24

51.   We note that you issued warrants to Toshiba and granted them a right to put a portion of the company's shares. Please describe your accounting for each instrument including what consideration was given to whether they are freestanding or embedded derivatives. Please refer to the authoritative guidance you relied upon when determining your accounting.

Recent Sales of Unregistered Securities, page II-1

52.   Please revise to clarify whether your Series D convertible preferred stock were issued to accredited investors.

53.   Please revise to clarify whether your unregistered securities issuances in connection with your Amended and Restated 2005 Stock Plan to non-management employees and your consultants were made to accredited and/or sophisticated investors.

Exhibits

54.   Please file your exhibits in their entirety, as we note Exhibits 4.2, 10.4 and 10.5 are missing various schedules, exhibits, and/or attachments.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm. See Adoption of Updated EDGAR Filer Manual, 74 Fed. Reg. 62431 (Oct. 15, 2012) (amending 17 C.F.R. § 232.301).

        If you submit your correspondence in connection with your confidential draft registration statement on EDGAR, please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so that we do not repeat or refer to that information in our comment letters to you.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Heidi Mayon, Esq.
        Pillsbury Winthrop Shaw Pittman LLP